EXHIBIT 99.1

Electrovaya Announces date for Q2-2024 Financial Results & Conference Call

TORONTO, ON / ACCESSWIRE / May 2, 2024 / Electrovaya Inc. (NASDAQ:ELVA),(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, announces that it will file and release its second quarter ending March 31, 2024, following the market close on Monday, May 13, 2024. This will be followed by a conference call at 5:00 p.m. ET on the same day, presented by CEO, Dr. Raj DasGupta and CFO, John Gibson to discuss the financial results and provide a business update with slides.

Conference Call details:

Date: Monday, May 13, 2024

Time: 5:00 pm. Eastern Time (ET)

Toll Free: 888-506-0062

International: 973-528-0011

Participant Access Code: 427679

Webcast URL: https://www.webcaster4.com/Webcast/Page/2975/50573

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on May 13, 2024 through May 27, 2024. To access the replay, the dial-in number is 877-481-4010 and 919-882-2331. The replay access ID is 50573.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com / 905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

SOURCE: Electrovaya, Inc.